Exhibit 99.1

Masterworks 014, LLC

	Gross Artwork Sale Proceeds	$7,400,000.00
(+)	Cash on Balance Sheet	$111.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$7,400,111.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(452,170.00)
=	Distributable Proceeds to Class A Shares	$6,947,841.00
(/)	Total Class A Shares Outstanding	256,958
=	Distributable Proceeds per Class A Share	$27.04
(/)	Initial Offering Price per Class A Share	$20.00
=	Multiple on Invested Capital (MOIC)	1.35

	Offering period
	Cash Receipt Date	11/3/2022
(-)	Final Offering Close Date	12/31/2020
=	Days from final close to cash receipt	672
(/)	Days of year	365
=	IRR Period (in years)	1.84

	IRR Calculation
	MOIC	1.35
	IRR Period (in years)	1.84
	IRR	17.8%